UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28815 / July 8, 2009

_____

In the Matter of   :
                                                                                                    :
NATIONWIDE LIFE INSURANCE COMPANY, ET AL.   :
c/o Jamie Ruff Casto, Esq.   :
Nationwide Insurance   :
One Nationwide Plaza 1-34-201   :
Columbus, OH 43215   :
                                                                                                    :
(812-13495)   :

_____

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING APPROVAL OF SUBSTITUTIONS AND PURSUANT TO SECTION 17(b) OF
THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTION FROM THE
PROVISIONS OF SECTION 17(a) THEREUNDER

Nationwide Life Insurance Company ("NWL"), Nationwide Variable Account-II ("Account II"),
Nationwide Variable Account-7 ("Account 7"), Nationwide Variable Account-9 ("Account 9"),
Nationwide Variable Account-14 ("Account 14"), Nationwide Multi-Flex Variable Account
("Flex Account"), Nationwide VLI Separate Account-2 ("Account 2"), Nationwide VLI Separate
Account-4 ("Account 4"), Nationwide VLI Separate Account-7 ("VLI Account 7"), Nationwide
Life and Annuity Insurance Company ("NLAIC"), Nationwide VL Separate Account-G
("Account G"), Nationwide Life Insurance Company of America ("NLICA"), Nationwide
Provident VLI Separate Account 1 ("Account 1"), Nationwide Life and Annuity Company of
America ("NLACA"), Nationwide Provident VA Separate Account A ("Account A"), and
Nationwide Provident VLI Separate Account A (together with NWL, NLAIC, NLICA, NLACA,
Account II, Account 7, Account 9, Account 14, Flex Account, Account 2, VLI Account 7,
Account G, Account 1, and Account A, "Section 26 Applicants"), and Nationwide Variable
Insurance Trust (together with Section 26 Applicants, "Section 17 Applicants") filed an
application on February 11, 2008, and filed amended and restated applications on June 25, 2008,
March 9, 2009 and June 12, 2009. Section 26 Applicants requested an order under Section 26(c)
of the Investment Company Act of 1940 ("1940 Act") to permit the substitution of securities
issued by certain registered investment companies for shares of certain other registered
investment companies ("Substitutions"). In addition, Section 17 Applicants requested an order
pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a)
of the 1940 Act to the extent necessary to permit certain in-kind transactions in connection with
the Substitutions.

A notice of the filing of the application was issued on June 12, 2009 (Investment Company Act

Release No. 28767). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued, unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It is also found that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the investment policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed substitutions by Nationwide Life Insurance Company, et al. (812–13495) are approved; and

IT IS FURTHER ORDERED, pursuant to Section 17(b) of the 1940 Act, that the requested exemptions from the provisions of Section 17(a) of the 1940 Act be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                    Elizabeth M. Murphy
                                                    Secretary